SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Citigroup Inc.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_________________________________________________________________________________________________________________________________________________________________________________________

[This reference is to an article in FT, available at https://www.ft.com/content/887d064a-bd5e-4ce6-9671-9057e12bd5c7?segmentid=acee4131-99c2-09d3-a635-873e61754ec6]

[This reference is to an article in FT, available at https://www.blackenterprise.com/citigroup-wells-fargo-bank-of-america-goldman-sachs-and-jpmorgan-urge-shareholders-to-vote-against-racial-equity-oversight/ ]